SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.   )

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ANALOG DEVICES, INC.

(Name of Registrant as Specified In Its Charter)

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ANALOG DEVICES, INC.
ONE TECHNOLOGY WAY
NORWOOD, MASSACHUSETTS 02062-9106

NOTICE OF 2002 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On March 12, 2002

To the Stockholders:

The 2002 Annual Meeting of Stockholders of Analog Devices, Inc. will be held at the Hilton at Dedham Place, 25 Allied Drive, Dedham, Massachusetts 02026, on Tuesday, March 12, 2002 at 10:00 a.m. local time. At the meeting, stockholders will consider and vote on the following matters:

1. The election of two members to our board of directors to serve as Class III directors, each for a term of three years.

2. The ratification of the selection by our directors of Ernst & Young LLP as our independent auditors for the 2002 fiscal year.

The stockholders will also act on any other business that may properly come before the meeting.

Stockholders of record at the close of business on January 25, 2002 are entitled to vote. Your vote is important regardless of the number of shares you own. Whether you expect to attend the meeting or not, please complete, sign, date and promptly return the enclosed proxy card in the envelope we have provided. Your prompt response is necessary to assure that your shares are represented at the meeting.

All stockholders are cordially invited to attend the meeting.

By order of the Board of Directors,

PAUL P. BROUNTAS
Clerk

Norwood, Massachusetts
February 8, 2002

ANALOG DEVICES, INC.
ONE TECHNOLOGY WAY
NORWOOD, MASSACHUSETTS 02062-9106

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

March 12, 2002

This proxy statement contains information about the 2002 Annual Meeting of Stockholders of Analog Devices, Inc. The meeting is scheduled to be held on Tuesday, March 12, 2002, beginning at 10:00 a.m. local time, at the Hilton at Dedham Place, 25 Allied Drive, Dedham, Massachusetts, 02026.

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of Analog Devices, Inc. for use at the annual meeting and at any adjournment of that meeting. All proxies will be voted in accordance with the instructions they contain. If no instruction is specified on a proxy it will be voted in favor of the proposals set forth in the notice of the meeting. A stockholder may revoke any proxy at any time before it is exercised by giving our clerk written notice to that effect.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the annual meeting?

At the annual meeting, stockholders will consider and vote on the following matters:

1. The election of two members to our board of directors to serve as Class III directors, each for a term of three years.

2. The ratification of the selection by our directors of Ernst & Young LLP as our independent auditors for the 2002 fiscal year.

The stockholders will also act on any other business that may properly come before the meeting.

Who can vote?

To be able to vote, you must have been a stockholder of record at the close of business on January 25, 2002. This date is the record date for the annual meeting.

On January 25, 2002, there were 364,832,882 shares of our common stock issued, outstanding, and entitled to vote at the annual meeting.

How many votes do I have?

Each share of our common stock that you owned on the record date entitles you to one vote on each matter that is voted on.

Is my vote important?

Your vote is important regardless of how many shares you own. Please take the time to vote. Take a moment to read the instructions below. Choose the way to vote that is easiest and most convenient for you and cast your vote as soon as possible.

How can I vote?

You can vote in one of two ways.   You can vote by mail, or you can vote in person at the meeting.

You may vote by mail. You may vote by completing and signing the proxy card that accompanies this proxy statement and promptly mailing it in the enclosed envelope. You do not need to put a stamp on the enclosed envelope if you mail it in the United States.

The shares you own will be voted according to the instructions on the proxy card you mail. If you return the proxy card, but do not give any instructions on a particular matter described in this proxy statement, the shares you own will be voted for each agenda item as recommended by our board of directors.

You may vote in person. If you attend the meeting, you may vote by delivering your completed proxy card in person or you may vote by completing a ballot. Ballots will be available at the meeting.

Can I vote if my shares are held in "street name"?

If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares you will need to follow the directions your bank or brokerage firm provides you. If you do not give instructions to your bank or brokerage firm, it will still be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to certain "non-discretionary" items. In the case of non-discretionary items, the shares will be treated as "broker non-votes."

If your shares are held in street name, you must bring an account statement or letter from your brokerage firm or bank showing that you are the beneficial owner of the shares in order to be admitted to the meeting on March 12, 2002. To be able to vote your shares held in street name at the meeting, you will need to obtain a proxy from the holder of record.

Can I change my vote after I mail my proxy card?

Yes. You can change your vote and revoke your proxy at any time before the polls close at the meeting by doing any one of the following things:

- signing another proxy with a later date;

- giving our clerk a written notice before or at the meeting that you want to revoke your proxy; or

- voting in person at the meeting.

Your attendance at the meeting alone will not revoke your proxy.

What constitutes a quorum?

In order for business to be conducted at the meeting, a quorum must be present. A quorum consists of the holders of a majority of the shares of common stock issued, outstanding and entitled to vote at the meeting, or at least 182,416,442 shares.

Shares of common stock represented in person or by proxy (including "broker non-votes" and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for the purpose of determining whether a quorum exists. "Broker non-votes" are shares that are held in "street name" by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

What vote is required for each item?

Election of directors. The two nominees receiving the highest number of votes cast at the meeting will be elected, regardless of whether that number represents a majority of the votes cast.

Other matters. The affirmative vote of a majority of the total number of votes cast at the meeting is needed to approve other matters to be voted on at the meeting.

How will votes be counted?

Each share of common stock will be counted as one vote according to the instructions contained on a proper proxy card or on a ballot voted in person at the meeting. Shares will not be voted in favor of a matter, and will not be counted as voting on a matter, if they either (1) abstain from voting on a particular matter, or (2) are broker non-votes. As a result, abstentions and broker non-votes will have no effect on the outcome of voting at the meeting.

Who will count the votes?

The votes will be counted, tabulated and certified by our transfer agent, EquiServe Trust Company, N.A. A representative of the transfer agent will serve as the inspector of elections.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and we will not disclose your vote, unless (1) we are required to do so by law (including in connection with the pursuit or defense of a legal or administrative action or proceeding), or (2) there is a contested election for the board of directors. The inspector of elections will forward any written comments that you make on the proxy card to management without providing your name, unless you expressly request disclosure on your proxy.

How does the board of directors recommend that I vote on the proposals?

Your board of directors recommends that you vote:

FOR the election of the two nominees to serve as Class III directors on the board of directors, each for a term of three years; and

FOR the ratification of the selection by our directors of Ernst & Young LLP as our independent auditors for the 2002 fiscal year.

Will any other business be conducted at the meeting or will other matters be voted on?

The board of directors does not know of any other matters that may come before the meeting. Under our by-laws, the deadline for stockholders to notify Analog Devices of any proposals or nominations for director to be presented for action at the annual meeting has passed. If any other matter properly comes before the meeting, or if any other proposal properly comes before the stockholders for a vote at the meeting, the persons named in the proxy that accompanies this proxy statement will exercise their judgment in deciding how to vote, or otherwise act, at the meeting with respect to that matter or proposal.

Where can I find the voting results?

We will report the voting results in our quarterly report on Form 10-Q for the second quarter of fiscal 2002, which we expect to file with the Securities and Exchange Commission, commonly referred to as the SEC, in June 2002.

What are the costs of soliciting these proxies?

We will bear all costs of solicitation of proxies.   We have engaged Georgeson Shareholder Communications, Inc. (Georgeson) to assist with the solicitation of proxies. We expect to pay Georgeson less than $10,000 for their services. In addition to solicitations by mail, Georgeson and our directors, officers and regular employees may solicit proxies by telephone, email and personal interviews without additional remuneration. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock they hold in their names. We will reimburse banks and brokers for their reasonable out-of-pocket expenses incurred in connection with the distribution of proxy materials.

How can I obtain an annual report on Form 10-K?

Our annual report is available on our website at www.analog.com. If you would like a copy of our annual report on Form 10-K for the fiscal year ended November 3, 2001, we will send you one without charge. Please write to:

James O. Fishbeck
Director, Corporate Communications
Analog Devices, Inc.
One Technology Way
Norwood, MA 02062
(781) 461-3282

Whom should I contact if I have any questions?

If you have any questions about the annual meeting or your ownership of our common stock, please contact James O. Fishbeck, our director of corporate communications, at the address or telephone number listed above.

STOCK OWNERSHIP INFORMATION

Ownership by Directors, Management and Principal Stockholders

The following table contains information required by applicable rules of the SEC regarding the ownership of our common stock on December 31, 2001 by:

- the stockholders we know to own more than 5% of our outstanding common stock;

- each director and nominee for director;

- each executive officer named in the Summary Compensation Table; and

- all of our directors and executive officers as a group:

Beneficial Owner(1)	Shares Owned(2) +	Shares Acquirable Within 60 Days(3) =	Total Beneficial Ownership	Percent Ownership (4)
5% Stockholders:				
FMR Corp. (5) .... 82 Devonshire Street Boston, Massachusetts 02109	33,398,711	0	33,398,711	9.2%
Massachusetts Financial Services Company (6).. 500 Boylston Street Boston, Massachusetts 02116	25,243,794	0	25,243,794	6.9%
A I M Management Group, Inc. (7) .... 11 Greenway Plaza, Suite 100 Houston, TX 77046	19,967,650	0	19,967,650	5.5%
Directors, Nominees for Director and Executive Officers:				
John L. Doyle	16,528	106,334	122,862	*
Jerald G. Fishman	31,197	398,000	429,197	*
Charles O. Holliday, Jr.	440	29,334	29,774	*
Joel Moses (8)	7,896	36,334	44,230	*
F. Grant Saviers.........................	0	43,334	43,334	*
Ray Stata (9)	5,209,023	0	5,209,023	1.4%
Lester C. Thurow	14,000	187,334	201,334	*
Samuel H. Fuller........................	61,300	34,000	95,300	*
Russell K. Johnsen	128,543	259,666	388,209	*
Brian P. McAloon	86,934	121,470	208,404	*
Joseph E. McDonough	91,996	31,333	123,329	*
All directors and officers as a group (17 persons, consisting of 12 officers and 5 non-employee directors)	4,288,221	1,795,805	6,084,026	1.7%

---

* Less than 1%.

(1) Unless otherwise indicated, the address of each beneficial owner listed is c/o Analog Devices, Inc., One Technology Way, Norwood, MA 02062.

(2) For each person, the "Shares Owned" column may include shares attributable to the person because of that person's voting or investment power or other relationship.

(3) The number of shares of common stock beneficially owned by each person is determined under rules promulgated by the Securities and Exchange Commission, or SEC. Under these rules, a person is deemed to have "beneficial ownership" of any shares over which that person has (or shares) voting or investment power, plus any shares that the person may acquire within 60 days, including through the exercise of a stock option. For each person, the number in the "Shares Acquirable Within 60 Days" column consists of shares covered by stock options that may be exercised within 60 days after December 31, 2001. Unless otherwise indicated, each person in the table has sole voting and investment

power over the shares listed. The inclusion in the table of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

(4) The percent ownership for each stockholder on December 31, 2001 is calculated by dividing (1) that stockholder's total beneficial ownership of shares by (2) 364,407,391 shares plus any shares acquirable (including stock options exercisable) by that stockholder within 60 days after December 31, 2001.

(5) FMR Corp., or FMR, has advised us of the above stock ownership. Shares beneficially owned by FMR include 30,448,632 shares beneficially owned by Fidelity Management & Research Company and FMR Co., Inc., wholly-owned subsidiaries of FMR and registered investment advisors. The remaining 2,950,079 shares are beneficially owned by various other FMR subsidiaries and FMR-controlled entities. FMR has sole voting power over 2,740,519 shares, and sole dispositive power over all 33,398,711 shares.

(6) Massachusetts Financial Services Company ("MFS"), has filed a Securities and Exchange Commission Schedule 13F-HR reporting the above stock ownership as of September 30, 2001. MFS reports that it has sole voting power with respect to 25,019,142 shares and sole dispositive power with respect to 25,112,694 shares.

(7) A I M Management Group, Inc., or A I M, has advised us of the above stock ownership. A I M, a registered investment adviser, reports that it beneficially owns 19,967,650 shares, which are held of record by A I M's clients, and has sole voting and sole dispositive power over all such shares.

(8) Includes 650 shares held by Mr. Moses' wife, as to which Mr. Moses disclaims beneficial ownership.

(9) Includes 1,145,709 shares held by Mr. Stata's wife and 593,756 shares held in charitable trusts for the benefit of Mr. Stata's children, as to which Mr. Stata disclaims beneficial ownership. Includes 2,514,588 shares held in charitable lead trusts.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on our review of copies of reports filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, or written representations from persons required to file such reports, we believe that all filings required to be made were timely made in accordance with the requirements of the Securities Exchange Act of 1934, except that, due to an administrative error, each of Messrs. Doyle, McAloon and Weigold failed to timely file a Form 5, due December 15, 2001, with respect to one option grant, each of Messrs. Brown, Holliday, Marshall, Moses, Saviers and Thurow failed to timely file a Form 5, due December 15, 2001, with respect to two option grants, and Mr. McAdam failed to timely file a Form 5, due December 15, 2001, with respect to three option grants and one stock purchase. Upon discovery of the error, these transactions were reported on a Form 4 report for each of the above persons filed on January 9, 2002.

ELECTION OF DIRECTORS

Our board of directors is divided into three classes, with one class being elected each year and members of each class holding office for a three-year term. Our board of directors currently consists of seven members, three of whom are Class I directors (with terms expiring at the 2003 annual meeting), two of whom are Class II directors (with terms expiring at the 2004 annual meeting), and two of whom are Class III directors (which will be elected at the 2002 annual meeting for terms expiring at the 2005 annual meeting).

At the 2002 annual meeting, stockholders will have an opportunity to vote for the nominees for Class III directors, John L. Doyle and Ray Stata, who are currently serving as Class III directors. Mr. Doyle has been a director since 1987 and Mr. Stata has been a director since 1965. The persons named in the enclosed proxy will vote to elect these two nominees as Class III directors, unless you withhold authority to vote for the election of either or both nominees by marking the proxy to that effect. Each of the nominees has indicated his willingness to serve, if elected. However, if either nominee should be unable or unwilling to serve, the proxies may be voted for a substitute nominee designated by the board of directors or the board of directors may reduce the number of directors.

The following paragraphs provide information about each member of our board of directors, including the nominees for Class III directors. The information includes information they have each given us about their age, all positions they hold with us, their principal occupation and business experience for the past five years, and the names of other publicly held companies of which they serve as directors. Information about the number of shares of our common stock beneficially owned by each director, directly or indirectly, as of December 31, 2001, appears under the heading "Stock Ownership Information."

Nominees For Class III Directors (Terms to Expire at the 2005 Annual Meeting)

JOHN L. DOYLE, age 70, has been a director of Analog Devices, Inc. since 1987. Mr. Doyle has been self-employed as a technical consultant since January 1995. He was employed formerly by the Hewlett-Packard Company where he served as the Executive Vice President of Business Development from 1988 through 1991; Executive Vice President, Systems Technology Sector from 1986 to 1988; Executive Vice President, Information Systems and Networks from 1984 to 1986; and Vice President, Research and Development, from 1981 to 1984. Mr. Doyle was Co-Chief Executive Officer of Hexcel Corp. from July 1993 to December 1993. Mr. Doyle also serves as a director of DuPont Photomasks, Inc., Xilinx, Inc., and DURECT Corporation.

RAY STATA, age 67, has been a director of Analog Devices, Inc. since 1965. He has served as our Chairman of the Board of Directors since 1973, as our Chief Executive Officer from 1973 to November 1996 and as our President from 1971 to November 1991. Mr. Stata also serves as a director of Axiowave Networks, Inc.

Our board of directors recommends that you vote FOR the election of Mr. Doyle and Mr. Stata.

Class I Directors (Terms Expire at the 2003 Annual Meeting)

JOEL MOSES, age 60, has been a director of Analog Devices, Inc. since 1982. Mr. Moses has been Institute Professor at the Massachusetts Institute of Technology, commonly known as MIT, since 1999. Mr. Moses was the Provost of MIT from June 1995 to August 1998, and Dean of the School of Engineering at MIT from January 1991 to June 1995. He was a Visiting Professor of Business Administration at Harvard University from September 1989 to June 1990. Mr. Moses was the Head of the Department of Electrical Engineering and Computer Science at MIT from 1981 to 1989.

LESTER C. THUROW, age 63, has been a director of Analog Devices, Inc. since 1988. He has been a Professor of Management and Economics at MIT since 1968 and, from 1987 to 1993, was the Dean of MIT's Sloan School of Management. Mr. Thurow also serves as a director of E*TRADE Group, Inc.

CHARLES O. HOLLIDAY, JR., age 53, has been a director of Analog Devices, Inc. since 1997. He has been Chairman and Chief Executive Officer of E. I. DuPont de Nemours and Company, or DuPont, since January 1999, and has served as Chief Executive Officer of DuPont since February 1998. Mr. Holliday served as President of DuPont from December 1997 to December 1998, Chairman of DuPont, Asia Pacific from July 1995 until November 1997, and as President of DuPont, Asia Pacific from November 1990 to October 1995. He was Senior Vice President of DuPont from November 1992 to October 1995. From 1970 through November 1990, Mr. Holliday served in a number of positions with DuPont, including Executive Vice President of DuPont, Asia Pacific and global business manager of certain product lines.

Class II Directors (Terms Expire at the 2004 Annual Meeting)

JERALD G. FISHMAN, age 56, has been a director of Analog Devices, Inc. since 1991. Mr. Fishman has been our President and Chief Executive Officer since November 1996 and he served as our President and Chief Operating Officer from November 1991 to November 1996. Mr. Fishman served as our Executive Vice President from 1988 to November 1991. He served as our Group Vice President-Components from 1982 to 1988. Mr. Fishman also serves as a director of Cognex Corporation and Xilinx Corporation.

F. GRANT SAVIERS, age 57, has been a director of Analog Devices, Inc. since 1997. Since August 1998, Mr. Saviers has been retired. He served as Chairman of Adaptec, Inc. from August 1997 to August 1998, President and Chief Executive Officer of Adaptec from July 1995 to August 1998, and President and Chief Operating Officer of Adaptec from August 1992 to July 1995. Prior to joining Adaptec, Mr. Saviers was employed with Digital Equipment Corporation for more than five years, last serving as Vice President of its Personal Computer and Peripherals Operation. Mr. Saviers also serves as a director of NetSilicon, Inc., and Chaparral Network Storage, Inc.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

Our board of directors has three standing committees: audit, compensation and nominating. All members of all committees are non-employee directors, except for Mr. Stata, who is a member of the nominating committee.

Audit Committee

The audit committee of the board of directors is responsible for providing independent, objective oversight of Analog's accounting functions and internal controls. It oversees our financial reporting process on behalf of our board of directors, reviews our financial disclosures, and meets privately, outside the presence of our management, with our independent auditors to discuss our internal accounting control policies and procedures. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The audit committee reports on these meetings to our board of directors. The audit committee also considers and recommends the selection of our independent auditors, reviews the performance of the independent auditors in the annual audit and in assignments unrelated to the audit, and reviews the independent auditors' fees. The audit committee operates under a written charter adopted by the board of directors.

The audit committee is composed of three non-employee directors, each of whom is an "independent director" under the rules of the New York Stock Exchange governing the qualifications of the members of audit committees.

The audit committee held four meetings (including one teleconference meeting) during the fiscal year ended November 3, 2001. The meetings were designed to facilitate and encourage private communication between the members of the audit committee, our internal auditors, and our independent public auditors, Ernst & Young LLP.

The committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the committee under generally accepted auditing standards. In addition, the audit committee has discussed with the independent auditors the auditors' independence from Analog Devices, Inc. and its management, including the matters in the written disclosures we received from the auditors as required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and considered the compatibility of non-audit services with the auditors' independence.

Based on its review and discussions, the audit committee recommended to our board of directors that our audited financial statements be included in our annual report on Form 10-K for the fiscal year ended November 3, 2001. The audit committee and board of directors also have recommended, subject to ratification by the stockholders, the selection of Ernst & Young LLP as our independent auditors for fiscal 2002.

Audit Committee,

John L. Doyle, *Chairman*
Joel Moses
Lester C. Thurow

Compensation Committee

Our compensation committee held three meetings during the fiscal year ended November 3, 2001. The members of the compensation committee during the entire fiscal year ended November 3, 2001 were Messrs. Holliday and Saviers. The compensation committee makes recommendations to the board of directors regarding the salaries and bonuses of our corporate officers. The compensation committee also grants stock options and other stock incentives (within guidelines established by the board of directors) to our officers and employees. The Report of the Compensation Committee appears on page 16.

Nominating Committee

Our nominating committee held no meetings during the fiscal year ended November 3, 2001. The members of the nominating committee during the fiscal year ended November 3, 2001 were Messrs. Doyle and Stata. The nominating committee nominates persons to serve as members of our board of directors, recommends directors to serve on various board committees, and recommends a successor to the chief executive officer whenever a vacancy occurs for any reason. The nominating committee will consider for nomination to the board of directors candidates suggested by the stockholders, provided that such recommendations are delivered to us, with an appropriate biographical summary, no later than the deadline for submission of stockholder proposals. See "Deadline for Submission of Stockholder Proposals for the 2003 Annual Meeting."

Board Meetings

During the fiscal year ended November 3, 2001, our board of directors held five meetings (including one teleconference meeting). All directors, during the time that they served as directors, attended at least 75% of the total number of meetings of the board of directors and of all committees of the board on which they served.

DIRECTORS' COMPENSATION

Fees

We pay each non-employee director an annual fee of $17,000, plus $2,500 for attendance at each board meeting, and $1,000 for attendance at each committee meeting. We also reimburse our directors for travel and other related expenses.

Stock Options

Under our 1998 stock option plan, each non-employee director is granted annually a non-statutory stock option to purchase 20,000 shares (formerly 25,000 shares) of our common stock at an exercise price equal to the fair market value on the date of grant. The options are exercisable, subject to continued service on our board of directors, in three equal annual installments on each of the first, second and third anniversaries of the grant date.

During fiscal 2001, stock options were granted to each non-employee director for the purchase of 25,000 shares of our common stock at an exercise price equal to the fair market value on the grant date, or $44.50 per share for grants made on November 10, 2000. In addition to these shares, each non-employee director was granted 300 shares of our common stock at an exercise price equal to the fair market value on the grant date, or $39.06 per share for grants made on July 18, 2001. As of December 31, 2001, stock options for the purchase of a total of 707,000 shares of our common stock, net of forfeitures, had been granted under the 1994 director option plan (which was terminated on March 14, 2000), and 251,500 shares of our common stock, net of forfeitures, had been granted to the non-employee directors under the 1998 stock option plan.

Information About Certain Insider Relationships

We purchase certain products from Cognex Corporation (Cognex). Mr. Fishman is a director of Cognex. During fiscal 2001, we purchased an aggregate of approximately $37,000 of products from Cognex.

We purchase certain products from E.I. DuPont de Nemours and Company (DuPont). Mr. Holliday is Chairman and Chief Executive Officer of DuPont. During fiscal 2001, we purchased an aggregate of approximately $358,000 of products from DuPont and its affiliates.

During fiscal 2001, we made donations to MIT in the aggregate amount of approximately $552,000. Mr. Moses is a professor at MIT, and was Provost of MIT until August 1998, and Mr. Thurow is a professor at MIT.

During fiscal 2001, we sold Axiowave Networks, Inc. (Axiowave) approximately $2,522,000 of services. Mr. Stata is a stockholder and Chairman of the Board of Directors of Axiowave.

Our management believes that these transactions with related parties were on terms that were no less favorable to us than could be obtained from unaffiliated third parties.

During fiscal 2001, we loaned funds from time to time to our President and Chief Executive Officer, Jerald G. Fishman, which he used to exercise stock options and to pay withholding taxes incurred in connection with those option exercises. These loans carried market interest rates and were secured by personal assets and were due upon our demand for payment. The largest aggregate amount of loans outstanding at any time during the fiscal year ended November 3, 2001 was $1,219,577. Mr. Fishman had paid all amounts as of January 31, 2002.

INFORMATION ABOUT EXECUTIVE COMPENSATION

Summary Compensation

The following table contains certain information required under applicable rules of the SEC about the compensation for each of the last three fiscal years of our chief executive officer and our four other most highly compensated executive officers who were serving as executive officers on November 3, 2001:

Summary Compensation Table

| | | Annual Compensation(1) | | | Long-term Compensation Awards | | |
Name and Principal Position	Fiscal Year	Salary ($) (2)	Bonus ($) (2)	Other Annual Compensation ($) (3)	Restricted Stock Awards ($) (4)	Options (#) (5)	All Other Compensation ($) (6)
Jerald G. Fishman	2001	860,146	317,630	2,197,638	—	613,964	146,392
President and Chief	2000	859,092	1,804,093	838,210	—	600,000	179,092
Executive Officer	1999	798,905	528,528	480,369	—	—(7)	69,849
Brian P. McAloon	2001	398,977	105,585	263,807	—	121,453	67,022
Group Vice President, DSP	2000	404,577	606,866	130,805	—	110,000	70,886
and System Products	1999	377,472	191,463	108,357	—	—(7)	32,288
Group							
Joseph E. McDonough	2001	374,177	99,022	430,000	—	96,597	63,490
Vice President,	2000	379,429	569,144	240,477	—	110,000	61,746
Finance and Chief	1999	354,009	179,563	137,373	—	—(7)	28,433
Financial Officer							
Samuel H. Fuller	2001	337,060	71,602	142,387	—	55,431	43,370
Vice President, Research	2000	348,920	418,704	165,855	—	80,000	49,606
and Development	1999	335,500	135,200	13,828	—	—(7)	13,733
Russell K. Johnsen	2001	302,027	85,284	63,736	—	94,875	54,170
Vice President	2000	309,155	373,640	1,307	—	110,000	41,281
Corporate Business	1999	289,710	117,946	—	—	—(7)	20,280
Development							

(1) In accordance with SEC rules, other compensation in the form of perquisites and other personal benefits has been omitted in those instances where such perquisites and other personal benefits comprised less than the lesser of $50,000 or 10% of the total of annual salary and bonus for the named executive officer for such year.

(2) Reflects compensation earned by the named executive officers in the fiscal years presented, including amounts contributed at the election of these officers to our defined and deferred contribution plans.

(3) Reflects amounts earned by the named executive officers at "above market" rates, as determined by the Internal Revenue Code, on deferred compensation for each fiscal year.

(4) The value of restricted stock awards is determined by multiplying the fair market value of our common stock on the date of grant by the number of shares awarded. As of November 3, 2001, the end of fiscal 2001, the number and value of the aggregate restricted stock holdings reflected in the table were as follows: 80,000 shares ($3,220,000) held by Mr. McAloon; 80,000 shares ($3,220,000) held by Mr. McDonough; and 60,000 shares ($2,415,000) held by Mr. Fuller.

(5) Each option has an exercise price equal to the fair market value of our common stock on the date of grant and generally becomes exercisable, subject to the optionee's continued employment with us, in three equal installments, on each of the third, fourth and fifth anniversaries of the date of grant.

(6) Reflects amounts contributed or accrued by us for each fiscal year for the named executive officers under our retirement arrangements.

(7) We granted no stock options to the named executive officers during the fiscal year ended October 30, 1999.

Option Grants in Fiscal 2001

The following contains information required under applicable SEC rules regarding stock options granted during fiscal year 2001 to our named executive officers:

	Individual Grants					
Name	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees In Fiscal Year(2)	Exercise Price per Share($)(3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term (4) 5% ($)	10% ($)
Jerald G. Fishman	600,000	3.52%	44.50	11/10/10	16,791,487	42,552,924
	13,964	0.08%	39.06	7/18/11	343,020	869,281
Brian P. McAloon	90,000	0.53%	44.50	11/10/10	2,518,723	6,382,939
	25,000	0.15%	32.78	5/2/11	515,379	1,306,072
	6,453	0.04%	39.06	7/18/11	158,516	401,709
Joseph E. McDonough	90,000	0.53%	44.50	11/10/10	2,518,723	6,382,939
	545	*	45.90	6/1/11	15,732	39,868
	6,052	0.04%	39.06	7/18/11	148,665	376,747
Samuel H. Fuller	50,000	0.29%	44.50	11/10/10	1,399,291	3,546,077
	5,431	0.03%	39.06	7/18/11	133,410	338,088
Russell K. Johnsen	90,000	0.53%	44.50	11/10/10	2,518,723	6,382,939
	4,875	0.03%	39.06	7/18/11	119,753	303,476

* Less than .01%

(1) Represents options granted pursuant to our 1998 stock option plan.

(2) Calculated based on an aggregate of 17,040,735 options granted under our 1998 stock option plan to employees during fiscal 2001.

(3) The exercise price is equal to the fair market value of our common stock on the date of grant.

(4) Potential realizable value is based on an assumption that the market price of the stock will appreciate at the stated rate, compounded annually, from the date of grant until the end of the 10-year term. These values are calculated based on rules promulgated by the SEC and do not reflect our estimate or projection of future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of the price of our common stock and the timing of exercises.

Aggregated Option Exercises During Fiscal 2001 and Fiscal Year-End Option Values

The following contains information required under applicable SEC rules concerning the exercise of stock options during the fiscal year ended November 3, 2001 by each of our named executive officers and the number and value of unexercised options held by each of our named executive officers on November 3, 2001:

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (2) Exercisable/ Unexercisable
Jerald G. Fishman	304,000	13,028,000	498,000/2,753,964	16,298,250/57,844,117
Brian P. McAloon	6,000	290,380	131,470/ 360,787	4,474,299/ 5,746,285
Joseph E. McDonough	45,001	1,816,367	54,666/ 335,931	1,807,145/ 5,559,057
Samuel H. Fuller	52,333	1,790,174	41,333/ 228,765	1,227,002/ 4,014,818
Russell K. Johnsen	21,000	922,975	264,666/ 334,209	8,988,395/ 5,557,657

(1) Value represents the difference between the closing price of our common stock on the date of exercise and the exercise price, multiplied by the number of shares acquired on exercise.

(2) Value of unexercised in-the-money options represents the difference between the closing price of our common stock on the last business day of fiscal 2001 and the exercise price of the stock option, multiplied by the number of shares subject to the stock option.

Severance and Other Agreements

We have employee retention agreements with each of our 12 current executive officers and with 35 additional key managers providing for certain severance benefits in the event of termination within 24 months following a change in control (as defined in each retention agreement) that was approved by our board of directors. The retention agreements are automatically renewed each year unless we give the employee three months' notice that his or her agreement will not be extended. The retention agreements provide for severance benefits if (1) we terminate the employee (other than termination for cause) or (2) the employee terminates his or her employment for good reason (as defined in his or her retention agreement.) The retention agreements also provide for severance benefits if an employee is terminated (other than termination for cause) within 12 months after a change in control that was not approved by our board of directors. The retention agreements do not provide for severance benefits in the event of an employee's death or disability. Each retention agreement provides that, in the event of a potential change in control (as defined in his or her retention agreement), the employee shall not voluntarily resign as an employee, subject to certain conditions, for at least six months after the occurrence of the potential change in control.

The retention agreements provide the following severance benefits: (1) a lump-sum payment equal to 200% of the sum of the employee's annual base salary plus the total cash bonuses paid or awarded to him or her in the four fiscal quarters preceding his or her termination (299% in the case of 10 of the 47 employees who are parties to the agreements, including Messrs. Johnsen, Fishman, McAloon, McDonough and Fuller); and (2) the continuation of life, disability, dental, accident and group health insurance benefits for a period of 24 months. In addition, if payments to the employee under his or her retention agreement (together with any other payments or benefits, including the accelerated vesting of stock options or restricted stock awards, the employee receives in connection with a change in control) would result in the triggering of the provisions of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, the retention agreements provide for the payment of an additional amount so that the employee receives, net of excise taxes, the amount he or she would have been entitled to receive in the absence of the excise tax provided in Section 4999 of the Internal Revenue Code of 1986, as amended.

On June 21, 2000, our board of directors authorized and approved an amendment to all of the outstanding unvested stock options granted to our President and Chief Executive Officer, Jerald G. Fishman. The amendment also applies to any future stock options we may grant Mr. Fishman and provides for the accelerated vesting of all of Mr. Fishman's unvested stock options if (1) we terminate Mr. Fishman's employment without "cause," or (2) Mr. Fishman terminates his employment for "good reason," as each of those terms is defined in a letter agreement between us and Mr. Fishman dated June 21, 2000.

For other employees and senior management who are not parties to retention agreements, we have change in control policies in place that provide for a lump-sum severance payment, based on length of service with us, in the event of the termination of his or her employment under certain circumstances within 18 months after a change in control (as defined in these policies). Severance payments range from a minimum of 2 weeks of annual base salary (for hourly employees with less than 5 years of service) to a maximum of 104 weeks of base salary plus an amount equal to the total cash bonuses paid or awarded to the employee in the four fiscal quarters preceding termination (for senior management employees with at least 21 years of service).

In addition to the agreements and policies described above, certain of our stock option and restricted stock awards provide for immediate vesting of some or all outstanding awards upon any change in control (as defined in the plans) of Analog Devices, Inc.

Report of the Compensation Committee

Our executive compensation program is designed to attract, retain and reward the executives responsible for leading us in the achievement of our business objectives. The compensation committee makes decisions each year regarding executive compensation, including annual base salaries, bonus awards and stock option grants and restricted stock awards. All compensation for executive officers is reviewed by the full board of directors. This report is submitted by the compensation committee and addresses the compensation policies for fiscal 2001 as they affected each of the executive officers.

Compensation Philosophy

Our executive compensation philosophy is based on the belief that competitive compensation is essential to attract, motivate and retain highly qualified and industrious employees. Our policy is to provide total compensation that is competitive for comparable work and comparable corporate performance. The compensation program includes both motivational and retention-related compensation components. Bonuses are included to encourage effective performance relative to our current plans and objectives. Stock options are included to promote longer-term focus, to help retain key contributors and to more closely align their interests with those of our stockholders.

Our compensation policy seeks to relate compensation with our financial performance and business objectives. We reward individual performance and also tie a significant portion of total executive compensation to the annual and long-term performance of Analog Devices, Inc. While compensation survey data are useful guides for comparative purposes, we believe that a successful compensation program also requires the application of judgment and subjective determinations of individual performance. To that extent, the compensation committee applies its judgment in reconciling the program's objectives with the realities of retaining valued employees.

Executive Compensation Program

Annual compensation for our executives consists of three principal elements: base salary, cash bonus, and equity ownership in the form of stock options and restricted stock awards.

- **Cash Compensation**

    Annual cash compensation consists of two elements: base salary and bonus. In setting the annual cash compensation for our executives, the compensation committee reviews compensation for comparable positions in a group of approximately 20 companies selected by the compensation committee for comparison purposes. Most of these companies are engaged in the manufacture and sale of semiconductor devices, instruments and computer software. We also regularly compare our pay practices with other leading companies through reviews of survey data and information gleaned from the public disclosure filings of publicly traded companies.

Increases in annual base salary are based on an evaluation of the performance of the operation or activity for which an executive has responsibility, the impact of that operation or activity on our overall performance, the skills and experience required for the job, and a comparison of these elements with similar elements for other executives both within and outside Analog Devices, Inc.

The cash bonus is tied directly to the attainment of financial performance targets approved by our board of directors. The ratio of bonus to base salary varies significantly across the levels in our organization to reflect the ability of the individual to impact our overall performance and, generally, is higher for employees with higher base salaries. The cash bonus is dependent solely on corporate performance.

All of our employees, including our executive officers, participated in our bonus plan in fiscal 2001, except those employees on sales commission or other incentive plans. The purpose of the bonus plan is to recognize and reward the contribution of all employees in achieving our goals and objectives. In fiscal 2001, the bonus plan provided for the payment of a semi-annual cash bonus based on (1) the average of our revenue growth over the same period in the prior year, (2) our operating profit before taxes, or OPBT, as a percentage of revenue, and (3) our return on operating assets, or ROA. Each employee, including executives, is assigned a bonus target, calculated as a percentage of each employee's base salary, determined by comparing competitive data by position. Depending on the levels of revenue growth, OPBT and ROA achieved, the cash bonus is paid as a multiple of the bonus target, ranging from zero to a maximum of 3.0.

- **Equity Ownership**

Total compensation at the executive level also includes long-term incentives afforded by stock options and restricted stock awards. The purpose of our stock ownership program is to (1) reinforce the mutuality of long-term interests between our employees and stockholders; and (2) to assist in the attraction and retention of critically important key executives, managers and individual contributors, mostly engineers, who are essential to our success.

The design of our stock programs includes longer vesting periods to optimize the retention value of these options and to orient our managers to longer-term success. Generally, stock options vest in three equal installments on the third, fourth and fifth anniversaries of the date of grant. Generally, if employees leave Analog Devices, Inc. before these vesting periods, they forfeit the unvested portions of these awards. While we believe that these longer vesting periods are in the best interest of our stockholders, they tend to increase the number of stock options outstanding compared to companies with shorter vesting schedules.

The size of stock option awards is generally intended to reflect the significance of the executive's current and anticipated contributions to our overall performance. The exercise price of the stock options we grant is equal to the fair market value of our stock on the date of grant. Before determining any stock option grants to our executives (as described below), the compensation committee reviews survey information of the stock option programs of competitors and other companies with comparable capitalization. The value realizable from exercisable stock options depends on the extent to which our performance is reflected in the price of our common stock at any particular point in time. However, the decision as to whether this value will be realized through the exercise of a stock option in any particular year is primarily determined by each individual within the limits of the vesting schedule of the stock option, not by the compensation committee.

Chief Executive Officer Fiscal 2001 Compensation

Mr. Fishman, in his capacity as our President and Chief Executive Officer, is also eligible to participate in the same executive compensation program available to our other senior executives. The compensation committee has set Mr. Fishman's total annual compensation, including compensation derived from our bonus program and stock option program, at a level it believes to be competitive with other companies in the industry.

During fiscal 2001, Mr. Fishman's annual base salary was decreased $78,744 from $870,039 to $791,295 in connection with a general reduction in pay to our 2,500 most highly compensated employees. He was awarded a fiscal 2001 bonus of $317,630, which represented a payout factor equal to his bonus target of 70% of the first half of his fiscal 2001 base salary. This payout resulted from our financial performance as measured by our operating profit before taxes, return on operating assets, and revenue growth for the first half of fiscal 2001. The payout for the second half of fiscal 2001 was zero.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1 million paid to its chief executive officer or any one of its four other most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. We have limited the number of shares subject to stock options that we may grant to our employees in a manner that complies with the performance-based requirements of Section 162(m). While the compensation committee does not currently intend to qualify the bonus plan as a performance-based plan, it will continue to monitor the impact of Section 162(m) on compensation decisions. The compensation committee reserves the right to use its judgment to authorize compensation payments that may be in excess of the deduction limits when the compensation committee believes such payments are appropriate and in the best interests of our stockholders, after taking into consideration changing business conditions and the performance of our employees.

Compensation Committee,

Charles O. Holliday, Jr., *Chairman*
F. Grant Saviers

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee are Messrs. Holliday and Saviers, neither of whom has been an officer or employee of Analog Devices, Inc. at any time.

We purchase certain products from DuPont. During fiscal 2001, Mr. Holliday was Chairman and Chief Executive Officer of DuPont. During fiscal 2001, we purchased an aggregate of approximately $358,000 of products from DuPont and its affiliates.

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee, except that Mr. Stata serves as a member of the executive committee and the salary subcommittee of the executive committee of MIT and Mr. Moses and Mr. Thurow, who are professors at MIT, serve as members of our board of directors.

STOCK PERFORMANCE GRAPH

The following graph compares cumulative total stockholder return on our common stock since October 31, 1996 with the cumulative total return for the Standard & Poor's 500 Index and the Standard & Poor's Technology Sector Index. This graph assumes the investment of $100 on October 31, 1996 in our common stock, the Standard & Poor's 500 Index and the Standard & Poor's Technology Sector Index and assumes all dividends are reinvested. Measurement points are at October 31 for each respective year.



RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Our board of directors, on the recommendation of our audit committee, has selected the firm of Ernst & Young LLP, independent auditors, as our auditors for the fiscal year ending November 2, 2002. Although stockholder approval of the board of directors' selection of Ernst & Young LLP is not required by law, the board of directors believes that it is advisable to give stockholders an opportunity to ratify this selection. Fees for the fiscal 2001 annual audit were $804,000. Audit-related fees were an additional $685,000 and include acquisition-related work, international statutory audits, registration statements and various other matters. All other fees, which principally relate to tax compliance and tax consulting services, were $497,000. If this proposal is not approved at the 2002 annual meeting, the board of directors will reconsider its selection of Ernst & Young LLP.

Representatives of Ernst & Young LLP are expected to be present at the 2002 annual meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

OTHER MATTERS

Our board of directors does not know of any other matters that may come before the 2002 annual meeting. However, if any other matters are properly presented to the 2002 annual meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters.

Deadline for Submission of Stockholder Proposals for the 2003 Annual Meeting

We must receive any stockholder proposal intended for inclusion in the proxy statement for the 2003 annual meeting of stockholders at our principal office in Norwood, Massachusetts no later than October 11, 2002.

In connection with the 2003 annual meeting of stockholders, if we do not receive notice of a matter or proposal to be considered by December 27, 2002, then the persons appointed by the board of directors to act as the proxies for the 2003 annual meeting will be allowed to use their discretionary voting authority with respect to any such matter or proposal at the 2003 annual meeting, if such matter or proposal is raised at that annual meeting.

By Order of the Board of Directors,

PAUL P. BROUNTAS
Clerk

February 8, 2002

Management hopes that stockholders will attend the meeting. Whether or not you plan to attend, you are urged to complete, date, sign and return the enclosed proxy in the accompanying envelope. A prompt response will greatly facilitate arrangements for the meeting and your cooperation will be appreciated. Stockholders who attend the meeting may vote their stock personally even though they have sent in their proxies.

PROXY

ANALOG DEVICES, INC.

ANNUAL MEETING OF STOCKHOLDERS - MARCH 12, 2002

The undersigned, revoking all prior proxies, hereby appoints Ray Stata, Jerald G. Fishman and Paul P. Brountas, and each of them, with full power of substitution, as proxies to represent and vote as designated hereon, all shares of stock of Analog Devices, Inc. which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company to be held at the Hilton at Dedham Place, 25 Allied Drive, Dedham, Massachusetts 02026, on Tuesday, March 12, 2002, at 10:00 a.m. (Local Time) and at any adjournment thereof.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENT THEREOF.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

(Continued and to be signed on reverse side)

PLEASE FILL IN, DATE, SIGN AND MAIL THIS PROXY IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE.

SEE
REVERSE
SIDE

SEE
REVERSE
SIDE

ANALOG DEVICES, INC.

One Technology Way
P.O. Box 9106
Norwood, MA 02062-9106

☒ **Please mark**
votes as in
this example.

UNLESS OTHERWISE INSTRUCTED, THIS PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS SET FORTH BELOW.

1.   Election of Class III Directors for a term of three years (for both nominees except as marked below).
Nominees: (01) John L. Doyle, (02) Ray Stata

FOR BOTH NOMINEES	☐ ☐	**WITHHELD FROM BOTH NOMINEES**

☐_____
   For both nominees except as noted above

	FOR	**AGAINST**	**ABSTAIN**
2. To ratify the selection by the Board of Directors of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending November 2, 2002.	☐	☐	☐

The stockholders will also act on any other business that may properly come before the meeting.

MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT	☐	**MARK HERE IF YOU PLAN TO ATTEND THE MEETING**	☐

Please sign exactly as your name appears hereon. If the stock is registered in the names to two or more persons, each should sign. Executors, administrators, trustees, guardians, attorneys and corporate officers should add their titles.

Signature: _____ Date: _____

Signature: _____ Date: _____